JPMORGAN TRUST I AND JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 21, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I and JPMorgan Trust II (the “Trusts”); File Nos. 333- 103022; 811-21295 and 002-95973; 811-04236– Post-Effective Amendments No. 405 and 204, respectively

Dear Ms. White:

This letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you provided with respect to Post-Effective Amendments No. 405 and 204 for the Trusts, respectively, in connection with the registration of additional classes of shares for the JPMorgan California Municipal Money Market Fund, JPMorgan New York Municipal Money Market Fund, JPMorgan Federal Money Market Fund, JPMorgan U.S. Treasury Plus Money Market Fund and JPMorgan U.S. Government Money Market Fund (each, a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the Securities Act of 1933, which is currently scheduled to become automatically effective on February 12, 2016 pursuant to the Rule.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your Response Letter.

Response: The requested representation is included below.

PROSPECTUS COMMENTS

Fee Table and Expense Example

2.	Comment: For each Fund, in the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus.

3.	Comment: For each Fund, since the Fund has a performance history, please consider updating the fee table to remove the statement that “Remainder of Other Expenses” are based on estimated amounts for the current fiscal year and please update the example to reflect the costs for the five and ten year periods.

Response: In response to the comment, the example will be modified to reflect the costs for the five and ten year periods. However, the expenses for each share class will be estimated, because these share classes have not yet commenced operations. Therefore, we respectfully decline to remove the statement that the “Remainder of Other Expenses” are based on estimated amounts for the current fiscal year.

Main Investment Strategies

4.	Comment: The JPMorgan Federal Money Market Fund lists when-issued, delayed settlement and forward commitment transactions risk as a principal risk but does not list investment in such securities as a strategy. Please explain this inconsistency.

Response: The Fund intends to invest in the types of investments listed in the strategy section. The when-issued, delayed settlement and forward commitment transactions risk factor describes the related risks presented by investment in certain of these securities.

5.	Comment: The strategy section for certain of the Funds states that the interest on the Funds’ investments is “generally exempt from state and local income taxes.” Yet, such Funds have a risk factor “State and Local Taxation Risk.” Please explain why such risk factor is appropriate.

Response: While interest on these Funds’ investments may “generally” be exempt from state and local tax, this will not be the case in all circumstances. Thus, the risk factor makes clear that the Funds may invest in securities whose interest is subject to state and local income taxes and advises that investors may wish to consult their tax professional for more information.

6.	Comment: In the strategy section for the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, please consider adding a description of the manner in which tender option bonds and participation interests operate.

Response: The prospectus describes the manner in which these instruments are utilized by the Funds, stating that the Funds may invest in municipal obligations “…by (1) purchasing instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal obligations, such as tender option bonds, or (2) purchasing participation interests in all or part of specific holdings of municipal obligations, provided that the applicable issuer receives assurances from legal counsel that the interest payable on the securities is excluded from gross income for federal income tax purposes…” and the risks that investment in such instruments present are addressed in the existing risk factors. The Funds believe that a more detailed description of this product is more appropriately included in the statement of additional information, where it currently appears in the sections titled “Additional Information on the Use of Synthetic Floating or Variable Rate Instruments” and “Additional Information on the Use of Participation Certificates.”

7.	Comment: For each of the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, the prospectus states that the Fund normally invests at least 80% of the value of its Assets in municipal obligations exempt from state personal income taxes and not subject to the federal alternative minimum tax on individuals, defining “Assets” as net assets, plus the amount of borrowings for investment purposes. The prospectus also states that up to 20% of the Fund’s total assets may be invested in municipal obligations subject to state personal income taxes, or in securities subject to federal income tax or the federal alternative minimum tax. Please consider whether modification of the 20% disclosure to refer to “Assets” in lieu of “total assets” would be appropriate.

Response: In the course of the Funds’ annual update, the Funds will consider whether to make this modification.

8.	Comment: For the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, “Government Securities Risk” is listed as a main risk factor. Please consider whether government securities should be listed in the strategy section.

Response: In the course of the Funds’ annual update, the Funds will consider whether to make this modification.

9.	Comment: For the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, “Concentration Risk” states that each Fund may invest more than 25% of its total assets in securities which rely on similar projects for their income stream, which could make the Fund more susceptible to developments which affect those projects. Please consider whether this should be disclosed in the strategy section as well.

Response: The Funds respectfully decline to make this change. The disclosure cited refers to a risk presented by the Funds’ investment strategies that may result in the Funds’ investments being concentrated in securities that rely on similar projects for their income stream and not to the strategies themselves (i.e., investment in municipal obligations).

Main Investment Risks

10.	Comment: For the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, please consider whether it would be appropriate to add a risk factor specific to Puerto Rico in the prospectus or statement of additional information.

Response: In response to this comment, the Funds will consider whether to add disclosure in connection with their next annual update of their registration statements.

The Fund’s Past Performance

11.	Comment: Please note the Staff’s position that if voluntary waivers were reflected in the performance shown for the Funds, the Staff would recommend including disclosure to this effect adjacent to the reporting of such performance information.

Response: The Funds respectfully decline to make this change. The General Instructions C.3.(b) to Form N-1A states that “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.” Because such disclosure in not required in such section, we believe that the impacts of voluntary waivers are more appropriately disclosed in the “More About the Funds” section.

More About the Funds

12.	Comment: The Premier Shares prospectus for the JPMorgan California Municipal Money Market Fund and JPMorgan New York Municipal Money Market Fund states that shares may be purchased by the general public. However, the cover states that the share class does not have an exchange ticker symbol because it currently is not offered to the public. Please reconcile this difference.

Response: Prior to the public offering of the Funds’ shares, the Funds intend to update the current disclosure stating that the shares are not currently offered to the public.

The Funds’ Management and Administration

13.	Comment: The disclosure for the Funds states that “During the most recent fiscal period ended 2/28/15, JPMIM was paid management fees (net of waivers, if any), as shown below, as a percentage of average daily net assets:”. Please supplementally confirm that such period is the Funds’ fiscal year. Additionally, please supplementally explain why this number differs from the advisory fee shown in the fee tables in the statutory prospectuses.

Response: The Funds hereby confirm that the period refers to the fiscal year of the Funds. The amount shown in this section differs from that shown in the fee table, as the fee table shows the contractual rate and this amount reflects the portion of such fees actually received by JPMIM, net of waivers.

Selling Fund Shares

14.	Comment: Please include a definition of what is “good order” in the section discussing redemption orders.

Response: In response to this comment, the disclosure will be modified.

15.	Comment: Please consider adding additional disclosure regarding redemptions in-kind. In particular, please consider adding disclosure regarding in-kind securities potentially being subject to brokerage or other charges upon converting to cash.

Response: The Fund will add disclosure in response to the comment.

What the Terms Mean

16.	Comment: To the extent that any terms that are defined in this section do not appear in the registration statement, please consider deleting them.

Response: The Funds intend to consider whether to modify this section in connection with its next annual update.

In connection with your review of the Post-Effective Amendment Nos. 405 and 204 filed by the Trusts on November 17, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary